UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Advantage Solutions Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

212896104

(CUSIP Number)

Brian Stevens

Karman Topco L.P.

c/o Advantage Solutions Inc.

18100 Von Karman Ave.,

Suite 1000

Irvine, California 92612

(949) 797-2900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Karman Topco L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 203,750,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 203,750,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,750,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.0%
14	Type of Reporting Person PN

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Advantage Solutions Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 18100 Von Karman Avenue, Suite 1000, Irvine, California 92612.

Prior to the Business Combination (as defined below), the Issuer was known as Conyers Park II Acquisition Corp. (“Conyers Park”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by Karman Topco L.P., a Delaware limited partnership, (the “Reporting Person”).

The directors of the Reporting Person are Cameron Breitner, Tanya Domier, Timothy Flynn, Jonathan Sokoloff, Ryan Cotton and Tiffany Han (collectively, the “Related Persons”). Each of the Related Persons is a citizen of the United States. No person or entity has the right to appoint a majority of the Reporting Person’s directors.

The business address of the Reporting Person and each of the Related Persons is c/o Advantage Solutions Inc., 18100 Von Karman Avenue, Suite 1000, Irvine, California 92612. The Reporting Person is principally engaged in the business of managing its investment in the securities of the Issuer. The present principal occupation of each of the Related Persons is as follows:

•	Cameron Breitner is an investment professional;

•	Tanya Domier is Chief Executive Officer of the Issuer and the Reporting Person;

•	Timothy Flynn is a Partner of Leonard Green & Partners, L.P.;

•	Jonathan Sokoloff is a Partner of Leonard Green & Partners, L.P.;

•	Ryan Cotton is a Managing Director of Bain Capital Private Equity, LP.; and

•	Tiffany Han is an investment professional.

During the last five years, neither the Reporting Person nor any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 7, 2020, the Reporting Person entered into an agreement and plan of merger (the “Merger Agreement”), by and among Conyers Park, CP II Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Conyers Park (“Merger Sub”), Advantage

Solutions Inc., a Delaware corporation and upon completion of the Merger (as defined below) known as ASI Intermediate Corp. (“ASI”), and the Reporting Person, pursuant to which Merger Sub merged with and into ASI with ASI being the surviving company in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Merger, Conyers Park owned 100% of the outstanding common stock of ASI as the surviving company in the Merger and each outstanding share of common stock of ASI was cancelled and extinguished and collectively converted into the right to receive the Merger Consideration (as defined below) in accordance with the Merger Agreement.

On October 28, 2020, at the closing of the Merger, the consideration paid to the Reporting Person pursuant to the Merger Agreement was (a) 203,750,000 shares of Common Stock (the “Merger Shares”) and (b) 5,000,000 shares of Common Stock, which will remain subject to forfeiture unless and until the reported closing sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar actions) for any period of 20 out of 30 consecutive trading days during the five-year period following the closing of the Business Combination (the “Performance Shares” and, together with the Merger Shares, the “Merger Consideration”).

Item 4.	Purpose of Transaction.

Business Combination

On October 28, 2020, pursuant to the Merger Agreement, the Business Combination was consummated and the Merger Consideration was issued to the Reporting Person.

Stockholders Agreement

As contemplated by the Merger Agreement, the Issuer, the Reporting Person, CVC ASM Holdco, L.P. (the “CVC Stockholder”), certain entities affiliated with Leonard Green & Partners, L.P. (the “LGP Stockholders”), BC Eagle Holdings, L.P. (the “Bain Stockholder”) and Conyers Park II Sponsor LLC (the “Sponsor” and, collectively with the CVC Stockholder, the LGP Stockholders and the Bain Stockholder, the “Stockholders”) entered into an amended and restated stockholders agreement (the “Stockholders Agreement”) pursuant to which the Stockholders are entitled to designate specific individuals to the Issuer’s board of directors (the “Board”), as follows: the CVC Stockholder and the LGP Stockholders each have the right to designate two directors, the Bain Stockholder has the right to designate one director and the Sponsor has the right to designate three directors, in each case subject to the limitations described below.

Each of the Stockholders will retain their designation rights for so long as they each maintain certain beneficial ownership thresholds, which are as follows: the CVC Stockholder and LGP Stockholders each beneficially own at least 10% of the Common Stock outstanding immediately following the closing of the Business Combination, the Bain Stockholder beneficially owns at least 5% of the Common Stock outstanding immediately following the closing of the Business Combination and the Sponsor beneficially owns any shares of Common Stock for the five-year period immediately following the closing of the Business Combination. In the event that the CVC Stockholder beneficially owns less than 10% but at least 5% of the Common Stock outstanding immediately following the closing of the Business Combination, then it shall be entitled to designate one director to serve on the Board, and the same condition applies to the LGP Stockholders’ beneficial ownership. In the event that any Stockholder ceases to own at least 5% of the Common Stock outstanding immediately following the Business Combination, such Stockholder will no longer be entitled to designate any directors to the Board pursuant to the Stockholders Agreement.

Each party to the Stockholders Agreement has agreed with the Issuer to take all actions necessary to support the election of the nominees included in the Board’s slate of nominees for election at any annual or special stockholders meeting. The Stockholders Agreement shall automatically terminate with respect to each of the Stockholders in the event that the Stockholder no longer has a right to designate an individual to the Board pursuant to the Stockholders Agreement.

Registration Rights Agreement

In connection with the Merger Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Reporting Person and certain other identified investors, pursuant to which the Issuer granted shelf registration rights, piggyback registration rights and demand registration rights to such stockholders, for the resale under the Securities Act of 1933, as amended, of the Common Stock held by them, subject to certain conditions set forth therein. Pursuant to the Registration Rights Agreement, the Reporting Person also agreed not to transfer any securities of the Issuer for a period of 180 days following the closing of the Business Combination.

The foregoing descriptions of the Stockholders Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the terms of the Stockholders Agreement, the Reporting Person may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 203,750,000

•	Percent of Class: 65.0%

•	Number of shares the Reporting Person has:

○	Sole power to vote or direct the vote: 203,750,000

○	Shared power to vote: 0

○	Sole power to dispose or direct the disposition of: 203,750,000

○	Shared power to dispose or direct the disposition of: 0

The above percentage is based on 313,675,182 shares of Common Stock outstanding following completion of the Business Combination.

(c)	Except as described in Item 4, during the past 60 days neither the Reporting Person nor any of the Related Persons has effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of Stockholders Agreement and Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, neither the Reporting Person nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Amended and Restated Stockholders Agreement, dated October 27, 2020, by and among Conyers Park II Acquisition Corp., Karman Topco L.P., CVC ASM Holdco, L.P., the entities identified on the signature pages thereto under the heading “LGP Stockholders”, BC Eagle Holdings, L.P. and Conyers Park II Sponsor LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 3, 2020).

2	Registration Rights Agreement, dated September 7, 2020, by and among Conyers Park II Acquisition Corp., Karman Topco L.P. and certain other signatories thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 3, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2020

KARMAN TOPCO L.P.

By:	/s/ Brian Stevens
Name:	Brian Stevens
Title:	Chief Financial Officer and Chief Operating Officer